EXHIBIT 99.1

Clementia Pharmaceuticals Inc. Shareholders Approve Plan of Arrangement With Ipsen S.A.

MONTREAL, April 09, 2019 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (Nasdaq: CMTA) ("Clementia" or the "Corporation") is pleased to announce that its shareholders have approved the previously announced statutory plan of arrangement under the Canada Business Corporations Act pursuant to which a wholly-owned subsidiary of Ipsen S.A. will acquire all of the issued and outstanding common shares of Clementia for US$25.00 per share in cash upfront on completion of the transaction plus a deferred payment on the achievement of a future regulatory milestone in the form of a contingent value right of US$6.00 per share payable upon the U.S. Food and Drug Administration's (FDA) acceptance of submission of a new drug application (NDA) filing for palovarotene for the treatment of multiple osteochondromas (MO) on or prior to December 31, 2024.

At the special meeting of shareholders of Clementia held earlier today, the plan of arrangement was approved by 99.9961% of the votes cast by shareholders and by 99.9960% of the votes cast by shareholders other than those shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The plan of arrangement remains subject to the satisfaction or waiver of customary closing conditions and the approval of the Superior Court of Québec. The hearing in respect of the final order approving the plan of arrangement is scheduled to take place on April 11, 2019. Further details regarding the arrangement are set out in the management information circular dated March 7, 2019 which is available on Clementia's profile at www.sedar.com.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. Clementia is preparing to submit an NDA in the second half of 2019 to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of investigational palovarotene for the treatment of FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of MO, also known as multiple hereditary exostoses (MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Forward Looking Statements

This press release may include "forward-looking statements" within the meaning of the applicable securities laws, including with respect to the timing and completion of the arrangement, the proposed timing of filings and submissions with the FDA for palovarotene and the impact of the proposed transaction on Clementia and the operations of Clementia post-transaction. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, the risk that a condition to closing of the arrangement may not be satisfied, the risk that any required court approval for the arrangement may not be obtained or be obtained subject to conditions that are not anticipated, the outcome of the FDA approval of palovarotene product candidate for the treatment of MO, Clementia's ability to successfully complete in a timely manner the studies required to be completed in order to submit the NDA, Clementia's ability to generate revenue and become profitable, the risks related to its heavy reliance on palovarotene, its only current product candidate, the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety, Clementia's dependence on licensed intellectual property, including the ability to source and maintain licenses from third-party owners; as well as the risks identified in Clementia's public filings with the SEC and the Québec Autorité des Marchés Financiers. Clementia cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in their securities. Investors are encouraged to read Clementia's filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and Clementia undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Joseph Walewicz
EVP, Business and Corporate Development
+1 (514) 940-1080
investors@clementiapharma.com